Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Registration Statement on Form S-1 of our report dated March 31, 2021, relating to the consolidated financial statements of The Glimpse Group, Inc. We also consent to the reference to our Firm under the caption “Experts” in the Registration Statement.

/s/ Hoberman & Lesser CPA’s, LLP

April 5, 2021

New York, New York

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